SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company)

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Person(s) Filing Statement)

Ordinary shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number of Class of Securities)

Stephen Griffiths
Chief Financial Officer and Interim Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
65 6632 1315

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Philip Richter
Roy Tannenbaum
Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Grindrod Shipping Holdings Ltd., a company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2022, relating to the cash tender offer by Good Falkirk (MI) Limited, a Republic of Marshall Islands company (the “Offeror”), a wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), to acquire any and all of the issued ordinary shares, no par value (the “Shares”), in the capital of the Company, other than Shares held by the Offeror and other than Shares held in treasury, at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon (the “Offer Price”), to be paid in conjunction with the payment of a special dividend of $5.00 per Share by the Company (the “Special Dividend”), representing aggregate transaction value to the holders of Shares of $26.00 per Share (the “Aggregate Transaction Value”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”), in accordance with Regulations 14D and 14E under the Securities Exchange Act of 1934, as amended, and the Singapore Code on Take-overs and Mergers, subject to certain exemptions granted by the SEC and the Securities Industry Counsel. The Offer is described in a Tender Offer Statement on Schedule TO filed by TMI and the Offeror with the SEC on October 28, 2022 (the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are included as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on November 18, 2022, remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below:

Item 8.	Additional Information.

“Item 8. Additional Information” is hereby amended and supplemented by adding the following paragraph as a new subsection following the heading entitled “Item 8. Additional Information—Schedule 13E-3” on page 42:

“Expiration and Results of the Offer and Commencement of Subsequent Offering Period.

The Offer and withdrawal rights expired at 11:59 p.m. New York City time, on November 28, 2022 (the “Expiration Time”). Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) has advised TMI and the Offeror that, as of the Expiration Time, a total of 8,966,040 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, which, when added to the Shares owned by the Offeror and its affiliates (including any Shares to be issued to the Offeror in exchange for the Offeror’s payment of the Offer Price in respect of the Company Forfeitable Shares), collectively represent approximately 73.78% of all outstanding Shares as of such time (including the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares). The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. Additionally, in accordance with the terms of the Implementation Agreement, the Company instructed its transfer agents to pay and distribute the Special Dividend, declared on October 28, 2022, to each holder of Shares as of November 25, 2022. As a result, the Minimum Condition, the irrevocable instruction condition and all other conditions to the consummation of the Offer set forth in the Offer to Purchase have been satisfied and the Offeror has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

Immediately following the acceptance by the Offeror of all validly tendered and not validly withdrawn Shares in accordance with the Offer, the Offeror has commenced the Subsequent Offering Period during which tenders of Shares will be accepted. The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on December 19, 2022, unless extended by the Offeror. During this Subsequent Offering Period, holders of Shares who have not previously validly tendered their Shares in the Offer may do so and will promptly receive the same Offer Price offered in the initial offering period. Shares tendered during this Subsequent Offering Period may not be withdrawn. In addition, no Shares tendered during the initial offer period may be withdrawn during this Subsequent Offering Period.

The announcements announcing the results of the Offer and the commencement of the Subsequent Offering Period are attached hereto as Exhibits (a)(5)(ix) through (a)(5)(xi) to this Schedule 14D-9 and are incorporated herein by reference.”

Item 9.	Exhibits.

“Item 9. Exhibits” is hereby amended by inserting the following Exhibits as Exhibits (a)(5)(ix) through (a)(5)(xi) on page 44:

Exhibit  Number Description

(a)(5)(ix)
Joint Announcement of the Expiration and Results of the Offer and Commencement of Subsequent Offering Period issued by TMI and the Company, dated November 29, 2022 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO filed by TMI and the Offeror with the SEC on November 29, 2022).

(a)(5)(x)
Announcement issued by the Company on the Stock Exchange News Services of the Johannesburg Stock Exchange, dated November 29, 2022, regarding Voluntary Conditional Offer Declared Unconditional in All Respects and Level of Acceptances (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO filed by TMI and the Offeror with the SEC on November 29, 2022).

(a)(5)(xi)
Announcement issued by the Company on the Stock Exchange News Services of the Johannesburg Stock Exchange, dated November 29, 2022, regarding Exchange Rate for Offer Price (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO filed by TMI and the Offeror with the SEC on November 29, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Grindrod Shipping Holdings Ltd.

	By:	/s/ Stephen Griffiths
	Name:	Stephen Griffiths
	Title:	Chief Financial Officer and Interim Chief Executive Officer

Dated: November 29, 2022